Raymond James Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Company Name:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**03-14-2006**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

SEC EDGAR Submission Header Summary

Submission Type	8-K
Exchange	NYSE
Sub Filer Id	0000720005
Sub Filer Ccc	sjm2a$jw
Item Ids	7.01
	9.01
Reporting Period	03-14-2006
Global Enclosed File Count	3
Internet Address	nancy.rice@raymondjames.com
	doug.krueger@raymondjames.com

Documents

8-K	**operatingdata31406.htm**
	RJF February 2006 Monthly Operating Data
EX-99.1	**pressrelease.htm**
	RJF Press Release - February 2006 Operating Data
GRAPHIC	**logo.jpg**
	Corporate Logo

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>sjm2a$jw</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>7.01</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>03-14-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>3</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>operatingdata31406.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>RJF February 2006 Monthly Operating Data</value>
    </field>
    <data sid="data1">
      <filename>operatingdata31406.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>pressrelease.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>RJF Press Release - February 2006 Operating Data</value>
    </field>
    <data sid="data2">
      <filename>pressrelease.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>logo.jpg</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>GRAPHIC</value>
    </combobox>
```

```
      <field sid="SubDocument_description_3">
        <value>Corporate Logo</value>
      </field>
      <data sid="data3">
        <filename>logo.jpg</filename>
        <mimedata>
        </mimedata>
      </data>
    </page>
    <page sid="PAGE3">
      <field sid="SubInternet_internetAddress_">
        <value>nancy.rice@raymondjames.com</value>
      </field>
      <field sid="SubInternet_internetAddress_1">
        <value>doug.krueger@raymondjames.com</value>
      </field>
      <check sid="SubFlag_overrideInternetFlag_">
        <value>off</value>
      </check>
    </page>
    <page sid="PAGE4">
    </page>
    <page sid="PAGE6">
    </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section l3 and l5(d) of the
Securities Exchange Act of l934

March 14, 2006
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On March 14, 2006, Raymond James Financial, Inc. issued a press release disclosing operating data for the nineteen day period ended February 28, 2006. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

    The following exhibits are filed herewith.

        99.1 Press Release dated March 14, 2006.


SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: March 14, 2006	By:	/s/ Thomas A. James
		Thomas A. James
		Chairman and Chief Executive Officer
	By:	/s/ Jeffrey P. Julien
		Jeffrey P. Julien
		Senior Vice President - Finance
		and Chief Financial Officer

Release No. 0306-17 FOR IMMEDIATE RELEASE
March 14, 2006

RAYMOND JAMES FINANCIAL, INC.
REPORTS FEBRUARY 2006 OPERATING DATA

ST. PETERSBURG, Fla. - In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

"In spite of an uninspiring investment environment, commissions and fees continued to experience favorable comparisons," explained Chairman and CEO Thomas A. James. "Several other business segments are experiencing vibrant growth."

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 4,800 financial advisors serving 1.2 million accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $163 billion, of which are approximately $30 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2005 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

- more -

Release No. 0306-17 RAYMOND JAMES FINANCIAL, INC.
Page 2

	February 2006 (19 business days)	**February 2005 (19 business days)**	**January 2006 (20 business days)**
Securities commissions/fees (1)	$ 123.4 mil.	$109.2 mil.	$ 125.7 mil.
Assets under management (2)	$ 30.1 bil.	$ 25.7 bil.	$ 29.7 bil.
# of managed/co-managed underwritings (3)	9	11	7
Total customer assets under administration	$ 162.6 bil.	$ 138.1 bil.	$ 163.1 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional, except for emerging markets joint ventures.

(2) This is the primary revenue driver for the asset management segment. Just under half of the assets under management are subject to billing quarterly in advance, with the balance billed mainly based on average daily assets.

(3) This is only one of several key revenue sources for the capital markets segment, other key revenue sources include institutional sales commissions and transaction fees.

- 30 -

For more information, please contact Tracey Bustamante at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.